UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD. (Registrant)

By:	/s/ Jeff Gooch
Name:	Jeff Gooch
Title:	Chief Financial Officer

Date: November 12, 2014

EXHIBIT INDEX

Exhibit Number	Description
99.1	Markit Ltd. Selected financial information as of September 30, 2014
99.2	Markit Ltd. Management’s discussion and analysis of financial condition and results of operations
99.3	Markit Ltd. Press release dated November 12, 2014 - Markit reports third quarter 2014 financial results